UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-220706

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ X ] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: March 31, 2024

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K	[ ] Transition Report on Form 10-K
[ ] Transition Report on Form N-SAR

Form the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

SOUTH EAST ASIA DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Former Name of Registrant: IA ENERGY CORP.

Unit 2102, One Global Place

5th Avenue Corner 25th Street

BGC, Taguig City 1630 Philippines

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +63 (2) 79433419.

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III – NARRATIVE

Financial information to be contained in registrants 10-Q for the period ended March 31, 2024 cannot be analyzed and completed on a timely basis.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

JJ C. Javier                 +63 (2) 79433419.

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If the answer is no, identify report(s).

[   ] Yes [ X ] No

The Form 10-K for the period ending 12/31/23 has not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes [ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SOUTH EAST ASIA DEVELOPMENT CORP.

(Name of Registrant as Specified in Charter)

Former Name of Registrant: IA ENERGY CORP.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2024	By: /s/ JJ C. Javier
Chief Executive Officer

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